Exhibit 6.18

January 28, 2019

Dear {candidate_name},

I am pleased to offer you a position with Blockstack PBC (the “Company”) as {job_title}. If you decide to join us, you will receive a yearly salary of {salary_amount} less applicable withholdings, which will be paid monthly in accordance with the Company’s normal payroll procedures.

You should note that the Company may modify salaries and benefits from time to time as it deems necessary.

In addition, if you decide to join us, it will be recommended at the first meeting of the Company’s Board of Directors following your start date that the Company grant you {custom # stock options} stock options (${custom stock options dollar value} worth of Blockstack stock options at a $60M valuation), and an award of restricted token units (“RTUs”) covering {custom number of tokens}Tokens (approximately{custom tokens $ value}worth of Tokens at $     per Token). This option grant shall be subject to the terms and conditions of the Company’s Stock Option Plan and Stock Option Agreement, including vesting requirements. The RTU grant will be subject to the company’s standard terms and conditions for employee token unit awards, including both service- and liquidity-event vesting requirements, as set forth in the form of RTU award agreement to be entered into between you and the Company following approval of the award by the Company’s Board of Directors.

The Company is excited about your joining and looks forward to a beneficial and fruitful relationship. Nevertheless, you should be aware that your employment with the Company is for no specified period and constitutes at-will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice. We request that, in the event of resignation, you give the Company at least two weeks’ notice.

The Company reserves the right to conduct background investigations and/or reference checks on all of its potential employees. Your job offer, therefore, is contingent upon a clearance of such a background investigation and/or reference check, if any.

For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three business days of your date of hire, or our employment relationship with you may be terminated.

We also ask that, if you have not already done so, you disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed. It is the Company’s understanding that any such agreements will not prevent you from performing the duties of your position and you represent that such is the case. Moreover, you agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting, or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company. Similarly, you agree not to bring any third-party confidential information to the Company, including that of your former employer, and that you will not in any way utilize any such information in performing your duties for the Company.

As a Company employee, you will be expected to abide by Company rules and standards. You will be specifically required to sign an acknowledgment that you have read and that you understand the Company’s rules of conduct, which are included in the Company Handbook which the Company will soon complete and distribute.

As a condition of your employment, you will also be required to sign and comply with an At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement, which requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company, and non-disclosure of proprietary information. In the event of any dispute or claim relating to or arising out of our employment relationship, you and the Company agree to an arbitration in which (i) you are waiving any and all rights to a jury trial but all court remedies will be available in arbitration, (ii) we agree that all disputes between you and the Company shall be fully and finally resolved by binding arbitration, and (iii) all disputes shall be resolved by a neutral arbitrator who shall issue a written opinion.

To indicate your acceptance of the Company’s offer, please sign and date this letter in the space provided below. A duplicate original is enclosed for your records. You must also sign and complete the attached general statement regarding overtime pay required by the State of New York. If you accept our offer, your first day of employment will beNovember 26, 2018. This letter, along with any agreements relating to proprietary rights between you and the Company, set forth the terms of your employment with the Company and supersede any prior representations or agreements including, but not limited to, any representations made during your interviews or relocation negotiations, whether written or oral. This letter, including, but not limited to, its at-will employment provision, may not be modified or amended except by a written agreement signed by the Company and you. This offer of employment will terminate if it is not accepted, signed, and returned by {offer_expiration_date}.

We look forward to your favorable reply and to working with you at Blockstack, PBC.

Sincerely,

Muneeb Ali
Chief Executive Officer

I accept the Company’s offer of employment:

Signature:

Printed Name:

Date:

Enclosures

Duplicate Original Letter

At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement

New York Wage Notice Form

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